19003371

S

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2019

Washington DC
406

SEC FILE NUMBER
8-68754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valkyrie Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14455 Webb Chapel Road, Suite 201

(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph D. Hansen — (469) 964-2675

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA

(Name – *if individual, state last, first, middle name*)

815 Parker Square	Flower Mound	Texas	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph D. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valkyrie Equities Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer
Title

Notary Public

KRISTY LEIGHANN PATTERSON
Notary Public
State of Texas
ID # 12665185-3
My Comm. Expires 09-19-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Valkyrie Equities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Valkyrie Equities Corporation as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Valkyrie Equities Corporation as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Valkyrie Equities Corporation's management. Our responsibility is to express an opinion on Valkyrie Equities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Valkyrie Equities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Valkyrie Equities Corporation's financial statements. The supplemental information is the responsibility of Valkyrie Equities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA
We have served as Valkyrie Equities Corporation's auditor since 2012.

Flower Mound, Texas
February 20, 2019

VALKYRIE EQUITIES CORPORTION
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 51,483
Commissions receivable	897
Federal income tax receivable - Parent	1,500
Property and equipment, net of accumulated depreciation of $8,390	21
TOTAL ASSETS	$ 53,901

LIABILITIES AND STOCKHOLDER'S EQUITY

TOTAL LIABILITIES	$ -
Stockholder's Equity	
Common Stock, 1,000,000 shares authorized, no par value, 35,832 shares issued and outstanding	178,416
Accumulated deficit	(124,515)
TOTAL STOCKHOLDER'S EQUITY	53,901
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 53,901

See notes to financial statements

VALKYRIE EQUITIES CORPORTION
Statement of Income
December 31, 2018

Revenue	
Mutual fund commissions	$ 8,386
Interest income	246
TOTAL REVENUE	8,632
Expenses	
Occupancy and equipment	2,065
Professional fees	10,000
Regulatory expenses	4,045
Other	66
TOTAL EXPENSES	16,176
Net loss before income tax	(7,544)
Federal income tax benefit - current	1,500
NET LOSS	$ (6,044)

VALKYRIE EQUITIES CORPORTION
Statement of Changes in Stockholder's Equity
December 31, 2018

	Common Shares	Common Stock	Accumulated Deficit	Total
Balances at December 31, 2017	35,832	$ 178,416	$ (118,471)	$ 59,945
Net Loss	-	-	(6,044)	(6,044)
Balances at December 31, 2018	35,832	$ 178,416	$ (124,515)	$ 53,901

See notes to financial statements

VALKYRIE EQUITIES CORPORTION
Statement of Cash Flows
December 31, 2018

Cash flows from operating activities	
Net loss	$ (6,044)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Depreciation	427
Change in assets and liabilities:	
Increase in commissions receivable	(213)
Increase in federal income tax receivable - Parent	(750)
Decrease in accrued expenses	(1,103)
Net cash used in operating activities	(7,683)
Cash flows from investing activities	
Decrease in certificate of deposit	50,163
Net cash provided by investing activities	50,163
Net increase in cash	42,480
Cash at beginning of year	9,003
CASH AT END OF YEAR	$ 51,483

Supplemental Disclosure of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Valkyrie Equities Corporation (the Company) was incorporated in April 2009 as a Texas corporation. The Company is a wholly-owned subsidiary of Tyme Capital Holdings Incorporated (Tyme or Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company operates as a mutual fund retailer whose customers are individuals primarily in Texas. The Company also participates in the private placements of equity securities for business entities located primarily in Texas.

The Company is included in the consolidated federal income tax return and the combined Texas return with Tyme.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Property and Equipment

Property and equipment consists of computer equipment and are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of three years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Revenue Recognition

Mutual fund commissions: The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Private placement commissions: The Company participates in the private placements of equity securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as a placement agent. Revenue is recognized on the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date, and the issuer obtains the control and benefits of the offering amounts at this point. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the private placement memorandums, which is highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Income Taxes

The Company is included in the consolidated federal income tax return and the combined Texas return with Tyme. Income taxes are recorded using the separate company method to comply with financial reporting rules. The Company records a provision or benefit for income taxes based on its taxable income or loss with a corresponding payable to or receivable from Parent.

As of December 31, 2018, open Federal tax years subject to examination include the tax years December 31, 2015 to December 31, 2017.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

Note 2 - Net Capital Requirements, continued

At December 31, 2018, the Company had net capital of $52,355, which was $47,355 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 3 - Property and Equipment

Property and equipment consists of office equipment at a cost of $8,411, less accumulated depreciation of $8,390. Depreciation expense for the year totaled $427 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 4 - Income Taxes/Related Party Transaction

The Parent, filing a consolidated federal income tax return with the Company, allocated the Company's current tax loss, resulting in a federal income tax benefit. The Company recorded a federal income tax receivable from its Parent and federal income tax benefit of $1,500 related to the Company's allocated federal tax loss for the year ended December 31, 2018.

Note 5 - Concentration of Services

A shareholder of the Parent, who is also an officer and registered securities representative of the Company, generated approximately 95% of the mutual fund commissions and received no compensation for these services.

Note 6 - Office Lease/Related Party Transaction

The Company leases office facilities in Dallas, Texas on a month-to-month basis from a shareholder of the Parent. Office rent for the year totaled $1,800 and is reflected in the accompanying statement of income as occupancy and equipment costs. The Company currently pays rent of $150 a month.

Note 7 - Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2018, through February 20, 2019, the date which the financial statements were available to be issued.

Schedule I

VALKYRIE EQUITIES CORPORATION
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2018

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 53,901
Deduction and/or charges	
Non-allowable assets:	
Restricted cash	25
Federal income tax receivable - Parent	1,500
Property and equipment, net	21
Total deductions and/or charges	1,546
Net capital before haircuts on securities positions	52,355
Haircuts on securities	-
Net Capital	$ 52,355
Aggregate Indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 47,355
Ratio of aggregate indebtedness to net capital	0 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by Valkyrie Equities Corporation on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(1) exemptive provision of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Valkyrie Equities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Valkyrie Equities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Valkyrie Equities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3:(1) (exemption provisions) and (2) Valkyrie Equities Corporation stated that Valkyrie Equities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Valkyrie Equities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Valkyrie Equities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 20, 2019

Valkyrie Equities Corporation

Exemption Report
December 31, 2018

Valkyrie Equities Corporation (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Joseph D. Hansen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Chief Financial Officer

February 20, 2019